02023605

[ITED] STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 9 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 46244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Register & Akers Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Rd, Suite 1080
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Register 404-364-2180
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, PC
(Name — *if individual, state last, first, middle name*)

3490 Piedmont Road, Suite 1212 (Address) Atlanta (City) Georgia (State) 30305 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 7-18-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Register & Akers Capital Advisors, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LAUREN B. JONES NOTARY EXPIRES GEORGIA MAY 27, 2002 PUBLIC COBB COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGISTER & AKERS CAPITAL ADVISORS, LLC
(Formerly Register & Akers Equities, Inc.)
Financial Statements and Schedules
as of December 31, 2001 and 2000
With
Report of Independent Auditor

RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Register & Akers Capital Advisors, LLC:

We have audited the accompanying statements of financial condition of Register & Akers Capital Advisors, LLC, (formerly Register & Akers Equities, Inc.), a wholly-owned subsidiary of Register & Akers Investments, Inc., as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register & Akers Capital Advisors, LLC as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.

February 9, 2002
Atlanta, Georgia

REGISTER & AKERS CAPITAL ADVISORS, LLC
(Formerly Register & Akers Equities, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 6,363	$ 6,100
Total assets	$ 6,363	$ 6,100

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Account payable to related party	$ -	$ 90
Stockholder's Equity:		
Common stock, $1 par value; 10,000 shares authorized, 668 issued and outstanding	668	668
Additional paid-in capital	32,641	29,826
Accumulated deficit	(26,946)	(24,424)
Total stockholder's equity	6,363	6,070
Total liabilities and stockholder's equity	$ 6,363	$ 6,160

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS CAPITAL ADVISORS, LLC
(Formerly Register & Akers Equities, Inc.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
REVENUES:		
Other	$ 203	$ 341
Total revenues	203	341
EXPENSES:		
Licenses and registration	1,905	370
Other operating expenses	820	-
Total expenses	2,725	370
NET INCOME (LOSS)	$ (2,522)	$ (29)

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS CAPITAL ADVISORS, LLC
(Formerly Register & Akers Equities, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 1999	668	$ 668	$ 29,826	$ (24,395)	$ 6,099
Net loss				(29)	(29)
Balance, December 31, 2000	668	668	29,826	(24,424)	6,070
Capital contributions			2,815		2,815
Net loss				(2,522)	(2,522)
Balance, December 31, 2001	668	$ 668	$ 32,641	$ (26,946)	$ 6,363

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS CAPITAL ADVISORS, LLC
(Formerly Register & Akers Equities, Inc.)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (2,522)	$ (29)
Net cash used by operating activities	(2,522)	(29)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	2,815	
(Decrease) increase in account payable to related party	(90)	90
Net cash provided by financing activities	2,725	90
NET INCREASE IN CASH	203	61
CASH, at beginning of year	6,160	6,099
CASH, at end of year	$ 6,363	$ 6,160

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS CAPITAL ADVISORS, LLC
(Formerly Register & Akers Equities, Inc.)
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2001 and 2000

CORPORATE ORGANIZATION AND BUSINESS

Register & Akers Capital Advisors, LLC (the "Company"), is wholly-owned by Register & Akers Investments, Inc. and was incorporated on June 25, 1993 for the purpose of acting as a broker-dealer for private placement securities transactions. The Company had no revenue generating activity during 2001 and 2000. The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the Securities Division of the state of Georgia.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of these financial statements required the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: Effective May 12, 1999, the Company filed a consolidated federal income tax return with its parent, Register & Akers Investments, Inc. Effective May 21, 2001, the Company was reorganized as a Georgia Limited Liability Company, taxable as a partnership. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of its Parent.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $6,363 which was $1,363, in excess of its required net capital of $5,000.

REGISTER & AKERS CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
(Formerly Register & Akers Equities, Inc.)
December 31, 2001 and 2000

RELATED PARTY TRANSACTIONS

During 2001 and 2000, the Parent paid certain general and administrative expenses, pursuant to an informal administrative services agreement, on behalf of the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

INCOME TAXES

The Company's taxable income or loss is included in income tax returns filed by its parent. Income tax effects are not significant.

REGISTER & AKERS CAPITAL ADVISORS, LLC
(Formerly Register & Akers Equities, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2001

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 6,363
Less nonallowable assets	-
Net capital	6,363
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 1,363
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	- %

REGISTER & AKERS CAPITAL ADVISORS, LLC
(Formerly Register & Akers Equities, Inc.)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2001

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2001

There are no material differences between the computation of net capital included in these financial statements and the net capital computation included in the Company's December 31, 2001 unaudited Focus Report filing. Therefore, no reconciliation is necessary.

RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS
One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors of
Register & Akers Capital Advisors, LLC (Formerly Register & Akers Equities, Inc.):

In planning and performing our audit of the financial statements of Register & Akers Capital Advisors, LLC for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Register & Akers Capital Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2001 and this report does not effect our report thereon dated February 8, 2002.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 8, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.